SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*

                           Pacific Dunlop Limited
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                              (Name of Issuer)

                              Ordinary Shares
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                       (Title of Class of Securities)

                                 694185109
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             November 23, 2000
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 694185109

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SHAMROCK HOLDINGS OF CALIFORNIA, INC. - 95-3928494

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (SEE INSTRUCTIONS)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        92,237,007 ORDINARY SHARES<F1>

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        92,237,007 ORDINARY SHARES

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.9%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO

[FN]
(1) See Items 4 and 5 of Amendment No. 1.

SCHEDULE 13D
CUSIP No. 694185109

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TREFOIL INTERNATIONAL III, SPRL - 95-4814073

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (SEE INSTRUCTIONS)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        BELGIUM

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               61,378,260 ORDINARY SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        92,237,007 ORDINARY SHARES<F1>

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        92,237,007 ORDINARY SHARES

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.9%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO

[FN]
(1) See Items 4 and 5 of Amendment No. 1.

INTRODUCTION

     This statement amends the Schedule 13D (the "Schedule 13D") filed on August 4, 2000 by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), as amended by Amendment No. 1 filed by SHOC and Trefoil International III, SPRL, a Belgian corporation ("Trefoil SPRL"), on October 11, 2000 ("Amendment No. 1," and together with the Schedule 13D, the "Amended Schedule 13D"). The securities to which this statement relates are Ordinary Shares (the "Ordinary Shares"), of Pacific Dunlop Limited, an Australian corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 3 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
              -------------------------------------------------

     The funds used by Trefoil SPRL to purchase the additional 300,000 Ordinary Shares were derived from Trefoil SPRL's working capital, and from margin borrowings pursuant to the Trefoil SPRL Margin Lending Facility Agreement. All of these 300,000 Ordinary Shares were pledged as security for Trefoil SPRL's borrowings pursuant to the Trefoil SPRL Margin Lending Facility Agreement.

2. ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
              ------------------------------------

     On November 13, 2000, the Company issued a press release announcing that, as a result of its off-market equal access tender buy-back (the "Buy-Back") which closed November 10, 2000, it had repurchased 101,992,570 Ordinary Shares. As a direct result of the Buy-Back, and due to no action on the part of either of the Reporting Persons, the Reporting Persons' beneficial ownership of the issued and outstanding Ordinary Shares increased from 8.93% to 9.91%.

     On November 22, 2000, Trefoil SPRL purchased 200,000 Ordinary Shares on the open market on the Australian Stock Exchange at AUD $1.53 per Ordinary Share, excluding brokerage commissions and stamp duties. On November 23, 2000, Trefoil SPRL purchased an additional 100,000 Ordinary Shares on the open market on the Australian Stock Exchange at AUD $1.517 per Ordinary Share, excluding brokerage commissions and stamp duties. As a result of these transactions, the number of Ordinary Shares owned by Trefoil SPRL was increased to 61,378,260 Ordinary Shares, and the Reporting Persons' beneficial ownership of the issued and outstanding Ordinary Shares increased to 9.94%. The preceding calculations are based on publicly available information which indicates that the number of outstanding Ordinary Shares of the Company is 927,464,509.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

                   DOCUMENT
                   --------

   Exhibit 9   --  Joint Filing Agreement between SHOC and Trefoil SPRL,
                   dated as of October 11, 2000

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    November 27, 2000

                                   SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                                   By:  /s/ Robert G. Moskowitz
                                      ------------------------------------
                                      Name:  Robert G. Moskowitz
                                      Title: Executive Vice President


                                   TREFOIL INTERNATIONAL III, SPRL


                                   By: /s/ Eugene I. Krieger
                                      ------------------------------------
                                      Name:  Eugene I. Krieger
                                      Title: Director

EXHIBIT INDEX

                   DOCUMENT
                   --------

   Exhibit 9   --  Joint Filing Agreement between SHOC and Trefoil SPRL,
                   dated as of October 11, 2000